KEYCORP
127 PUBLIC SQUARE
CLEVELAND, OHIO 44114
January 25, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian N. Windsor, Special Counsel
Re:	KeyCorp Definitive 14A Filed March 21, 2007 File Number 01-11302
Dear Mr. Windsor:
     On behalf of KeyCorp, an Ohio corporation, I am requesting an extension until February 7, 2008 to respond to the second comment letter from the staff of the Securities and Exchange Commission dated January 14, 2008 with respect to KeyCorp’s Definitive Proxy Statement on Schedule 14A filed March 21, 2007.
     If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 216.689.5109.
Sincerely,
/s/ Steven N. Bulloch
Steven N. Bulloch
Assistant Secretary
KeyCorp